Exhibit 97.1
DAVITA INC.
DODD-FRANK POLICY ON RECOUPMENT OF INCENTIVE COMPENSATION

Introduction
The Board of Directors (the “Board”) of DaVita Inc. (the “Company”) has adopted this Dodd-Frank Policy on Recoupment of Incentive Compensation (this “Policy”), which provides for the recoupment of compensation in certain circumstances in the event of a restatement of financial results by the Company. This Policy shall be interpreted to comply with the requirements of U.S. Securities and Exchange Commission (“SEC”) rules and New York Stock Exchange (“NYSE”) listing standards implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and, to the extent this Policy is in any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to be compliant with such rules.

Covered Executives
This Policy applies to any current or former “executive officer”1 of the Company or a subsidiary of the Company, which generally shall include any Section 16 officer2 of the Company (each such individual, an “Executive”). This Policy shall be binding and enforceable against all Executives and their beneficiaries, executors, administrators, and other legal representatives.

Recoupment Upon Financial Restatement

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws of the United States, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Financial Restatement”), the Compensation Committee of the Board (the “Compensation Committee”) shall cause the Company to recoup from each Executive, as promptly as reasonably possible, any erroneously awarded Incentive-Based Compensation, as defined below.

No-Fault Recovery

Recoupment under this Policy shall be required regardless of whether the Executive or any other person was at fault or responsible for accounting errors that contributed to the need for the Financial Restatement or engaged in any misconduct.

1 An Executive shall be defined as an “executive officer” under Rule 10D-1 under the Securities Exchange Act of 1934, as amended, and Section 303A.14 of the NYSE’s listing standards.
2 A “Section 16 officer” shall be any “officer” designated by the Board from time to time, as the term is defined under 17 CFR § 240.16a-1(f).

Compensation Subject to Recovery; Enforcement

This Policy applies to all compensation granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures (including stock price and total shareholder return (“TSR”)), whether or not presented within the Company’s financial statements or included in a filing with the SEC (“Incentive-Based Compensation”). Incentive-Based Compensation includes, but is not limited to, performance-based cash, stock, options or other equity-based awards paid or granted to the Executive, to the extent such compensation is based on achievement of financial reporting measures. Compensation that is granted, vests or is earned based solely upon the occurrence of non-financial events, such as, without limitation, (i) base salary, (ii) restricted stock, restricted stock units, stock appreciation rights or options subject only to time-based vesting, or (iii) bonus or other compensation that is not based on the attainment of any financial reporting measure (or derivative thereof), is not Incentive-Based Compensation subject to this Policy.

In the event of a Financial Restatement, the amount to be recovered under this Policy (the “Recoverable Amount”) will be the excess of (i) the amount of Incentive-Based Compensation received by the Executive during the Recovery Period (as defined below) that was based on the erroneously reported financial information and calculated without regard to any taxes paid or withheld, over (ii) the amount of Incentive-Based Compensation that would have been received by the Executive had it been calculated based on the restated financial information, with such excess to be determined by the Compensation Committee. For purposes of this Policy, “Recovery Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare the Financial Restatement, as determined in accordance with the last sentence of this paragraph, in addition to any transition period due to a change in the Company’s fiscal year (as set forth in the NYSE listing standards). The date on which the Company is required to prepare a Financial Restatement is the earlier to occur of (A) the date the Board or a Board committee (or the Chief Financial Officer or other authorized officer of the Company, if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare a Financial Restatement.

For Incentive-Based Compensation based on stock price or TSR, where the Recoverable Amount is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the Compensation Committee shall determine the Recoverable Amount based on a reasonable estimate of the effect of the Financial Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received and the Company shall document the determination of that estimate and provide it to the NYSE.

Incentive-Based Compensation is considered to have been received by an Executive in the fiscal year during which the applicable financial reporting measure was attained or purportedly attained, even if the payment, grant or vesting of such Incentive-Based Compensation occurs after the end of that period.

As recoupment under this Policy is required by applicable law, the Company may use any legal or equitable remedies that are available to the Company to recoup any Recoverable Amount. This includes, but is not limited to, collecting cash payments or shares of Company common stock previously made or issued to the Executive, or by forfeiting any amounts that the Company owes or may in the future owe to the Executive, including without limitation amounts paid or payable to the Executive under any otherwise applicable Company plan or arrangement, base salary, bonuses or commissions, and vested and unvested equity awards granted to the Executive.

Executives shall be solely responsible for any tax consequences to them that result from the recoupment or recovery of any amount pursuant to this Policy, and the Company shall have no obligation to administer the Policy in a manner that avoids or minimizes any such tax consequences.

No Indemnification of Executives Covered by this Policy

Notwithstanding the terms of any indemnification policy or any contractual arrangement with any Executive, in compliance with applicable law, the Company shall not indemnify any Executive or pay or reimburse the premium for any insurance policy to cover any losses incurred by such Executive under this Policy or any claims relating to the Company’s enforcement of rights under this Policy.

Exceptions

Recoverable Amounts under this Policy shall not include Incentive-Based Compensation received by an Executive (i) prior to beginning service as an Executive or (ii) if he or she did not serve as an Executive during the performance period applicable to the Incentive-Based Compensation in question. The Compensation Committee (or, in the absence of such a committee, a majority of independent directors serving on the Board) may determine not to seek recovery from an Executive in whole or part to the extent it determines in its sole discretion that such recovery would be impracticable because:

A.The direct expense paid to a third party to assist in enforcing recovery would exceed the recoverable amount (after having made a reasonable attempt to recover the Recoverable Amount and providing corresponding documentation of such attempt to the NYSE);
B.Recovery would violate the home country law that was adopted prior to November 28, 2022, as determined by an opinion of counsel licensed in the applicable jurisdiction that is acceptable to and provided to the NYSE; or
C.Recovery would likely cause the Company’s 401(k) plan or any other tax-qualified retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

Other Remedies Not Precluded

The exercise by the Compensation Committee of any rights pursuant to this Policy shall be in addition to (and not in lieu of), and without prejudice to any other rights or remedies that the Company, the Board or the Compensation Committee may have with respect to any Executive subject to this Policy, whether arising under applicable law (including, without limitation, pursuant to Section 304 of the Sarbanes-Oxley Act of 2002), regulation or pursuant to the terms of any other policy of the Company, employment agreement, equity award, cash incentive award or other agreement, plan or program applicable to an Executive, including, without limitation, the rights and remedies set forth in any other recoupment policy maintained by the Company from time to time. Notwithstanding the foregoing, there shall be no duplication of recovery of the same Incentive-Based Compensation under this Policy and any other such rights or remedies. For the avoidance of doubt, to the extent that there is a conflict between the terms of this Policy and any other such rights or remedies, the Company shall be entitled to enforce the rights and remedies in the Company’s favor, as determined by the Company in its sole discretion and, in the case of enforcement of rights under this Policy, consistent with the Dodd-Frank Act.

Effective Date and Applicability

This Policy has been adopted by the Board on October 6, 2023, and shall apply to any Incentive-Based Compensation that is received by an Executive on or after October 2, 2023. For the avoidance of doubt, the DaVita Inc. Amended and Restated Incentive Compensation Clawback Policy, effective as of March 14, 2021 (the “Prior Policy”) and any other applicable policies of the Company, in each case, as then in effect, shall continue to govern compensation received prior to October 2, 2023 and shall continue to apply to compensation received following the adoption of this Policy.3

Nothing contained in this Policy, and no recoupment or recovery contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by Executives.

Administration

This Policy shall be administered by the Compensation Committee. Any determinations made by the Compensation Committee shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy, in all cases consistent with the Dodd-Frank Act. Subject to any limitation of applicable law, the Compensation Committee may authorize and empower any member of the Board, officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving any such officer or employee). The Board or Compensation Committee may amend this Policy from time to time in its discretion.

Filing Requirement

A copy of this Policy and any amendments thereto shall be filed as an exhibit to the Company’s annual report on Form 10-K.

Acknowledgment

To the extent required by the Compensation Committee, each Executive shall be required to sign and return to the Company an acknowledgement substantially in the form attached hereto as Exhibit A pursuant to which such Executive will agree to be bound by the terms of, and comply with, this Policy. For the avoidance of doubt, each Executive shall be fully bound by, and must comply with, the Policy, whether or not such Executive has executed and returned such acknowledgment form to the Company.

3 Subject to the exceptions set forth herein, the terms of this Policy shall apply to any Incentive-Based Compensation that is received (as described above) by an Executive on or after October 2, 2023, even if such Incentive-Based Compensation was approved, awarded, or granted to the Executive prior to October 2, 2023.
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